11 March, 2008

CADBURY SCHWEPPES ANNOUNCES DEMERGER TIMETABLE AND SIGNING OF CREDIT AGREEMENTS

Key Highlights

•	Shareowner meetings to approve the demerger to be held on 11 April

•	Annual General Meeting brought forward to 11 April, the same day as the Interim Management Statement

•	Investment grade capital structures for Cadbury plc and Dr Pepper Snapple Group, Inc. (DPSG) expected

•	DPSG definitive credit agreements signed

•	Demerger expected to be completed on 7 May subject to legal and shareowner approvals and satisfaction of financing conditions

Introduction
In March 2007, we announced that we intended to separate our confectionery and Americas Beverages businesses. In October 2007, we confirmed that we intended the separation would take place by way of a demerger, after which the businesses would operate as independent separately listed companies with their own management teams and boards of directors.

We are today providing further information on the demerger process including the expected date of completion. We are also announcing that DPSG has signed credit agreements and are confirming investment grade capital structures for both businesses.

Financing and Capital Structure
Immediately prior to the demerger, Cadbury Schweppes plc (Group) expects net debt to be around £3.2 billion. DPSG will be financed with new debt and this will be used to repay a portion of the current Group debt. Cadbury plc’s remaining borrowing requirements will be funded from existing borrowing facilities.

DPSG has signed definitive credit agreements with a consortium of five banks: JPMorgan Chase Bank; Bank of America; Goldman Sachs Credit Partners LP; Morgan Stanley & Co. and its affiliates; and UBS Securities LLC and its affiliates, to provide for its expected financing requirements. These credit agreements are subject to certain conditions, many of which are expected to be satisfied by the date of the shareowner meeting on 11 April. In the period following the shareowner vote and up to separation at the beginning of May, a limited number of conditions will continue to apply which include DPSG maintaining its expected credit rating. DPSG will seek to replace a portion of the credit facilities with long-term debt following shareowner approval of the demerger.

On completion of the demerger, it is expected that both businesses will have investment grade capital structures:

•	Cadbury plc will have a net debt of approximately £1.65 billion after the payment of the Group’s final dividend, representing a multiple of net debt to 2007 EBITDA of around 2.4 times.

•	DPSG Inc. will have net debt of approximately $3.80 billion (£1.90 billion) representing a multiple of net debt to 2007 EBITDA of around 3.1 times. DPSG will not initially pay a dividend.

The 2007 reported underlying EBITDA for the confectionery business and Americas Beverages can be found in note 4 on page 5.

Demerger Process and Timetable
The demerger will be effected via a scheme of arrangement and a reduction of capital under the Companies Act 1985 which require, among other things, shareowner approval and the sanction of the High Court of Justice of England and Wales.

If the demerger proposals are effected, shareowners will receive in exchange for their existing Cadbury Schweppes Ordinary Shares (which will be cancelled):

•	Ordinary shares in Cadbury plc, which will be listed on the London Stock Exchange; and

•	Shares of common stock in DPSG, which will be listed on the New York Stock Exchange.

ADRs representing Cadbury plc ordinary shares will also be listed on the New York Stock Exchange.

Shareowner approvals to effect the demerger will be sought at a Court Meeting and a General Meeting (GM) of Cadbury Schweppes which will be held on 11 April, 2008. These meetings will be held at the Brewery, Chiswell Street, London EC1Y 4SD.

It is expected that by mid-May, the time originally planned for the Annual General Meeting (AGM), Cadbury Schweppes will no longer be a listed company. We have therefore decided to bring forward the date of the AGM to the same day as the Court Meeting and GM. The AGM of Cadbury Schweppes will therefore also be held on 11 April at the same address. As previously announced, the Group’s Interim Management Statement which comments on trading in the first quarter, will also be released on the same day.

Details of the resolutions to be proposed at the AGM along with Cadbury Schweppes’ 2007 Annual Report will be posted on Cadbury Schweppes’ website later today (www.cadburyschweppes.com). It is expected that Cadbury Schweppes’ 2007 Annual Report along with the Circular, which details the scheme and structure of the demerger, will be posted to shareowners on 19 March together with the notices of meeting for the Court Meeting, GM and AGM and details of how to vote by proxy. The prospectus relating to Cadbury plc’s introduction to the official list and admission to trading on the London Stock Exchange will be posted on Cadbury Schweppes’ website on the same day.

Summary of Expected Key Dates

19 March	Cadbury Schweppes Annual Report 2007 and Shareholder Circular sent to shareowners. Cadbury plc Prospectus posted on Cadbury Schweppes’ website

20 March	Third amendment of Form 10 filed with SEC

11 April	Court Meeting, GM and AGM

11 April	Interim Management Statement

01 May	Record and ex-dividend date for 2007 final dividend

02 May	Listing of Cadbury plc ordinary shares on the London Stock Exchange

07 May	Listing of DPSG shares on the New York Stock Exchange

16 May	Payment of Cadbury Schweppes 2007 final dividend

The dates given above are indicative only and may be subject to change.

Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:

1. About Cadbury Schweppes

Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intended to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc

Cadbury plc will be the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Crème Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

Cadbury plc’s goal is to leverage its scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Cadbury plc Financial Scorecard
Cadbury plc’s ambition to maintain revenue growth while improving margins and returns is reflected in its new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group (DPSG) is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the North America market. It is the market leader in the flavoured carbonated soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:

•	Beverage Concentrates

•	Finished Goods

•	Bottling Group

•	Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.

Financial Policies
The following is a summary of the financial policies of DPSG. Fuller details will be presented by the management ahead of the demerger.

•	Annual organic revenue growth of 3% — 5%

•	High single digit earnings growth

•	Capital expenditure of 5% of revenue over the next three years

4. Cadbury Schweppes Underlying 2007 EBITDA under IFRS

2007	Underlying Profit from
£ millions	Operations*	Depreciation	Underlying EBITDA
Confectionery	497	179	676
Americas Beverages	553	69	622
Total Group	1,050	248	1,298

• Profit from operations before associates, intangibles amortisation, goodwill impairment, restructuring, non-trading items, exceptional items and IAS 39 adjustment